WESTLAND DEVELOPMENT CO., INC.

                          Annual Report to Shareholders

                     FOR THE FISCAL YEAR ENDED JUNE 30, 2004

September 28, 2004

Dear Shareholders,

Westland's business growth continued during the past year, and I believe that the accomplishments made during fiscal 2004 and the past several years have positioned Westland for continued growth and profitability for years to come. Having said that, you should be aware that positioning and growth brought on by the development of our new projects came with some steep costs that will take some time to recover. Current debt for the developments exceeds $11.5 million. Westland had to borrow $3.5 million for a loan to develop the $7 million water facilities for the properties and other development costs. Fortunately $3.5 million of the costs has been paid by Westland. This money will eventually be recovered on a lot by lot basis as the developed lots are sold. Growth continues along the I-40 corridor as Albuquerque continued to expand westward, and Westland's efforts to take advantage of that growth continued during the fiscal year. We will continue that effort although there are individuals and organizations that want to stop growth on the West Side.

The Petroglyphs will be one of the premier communities in Albuquerque, a place offering affordable, mid-level, and high-end housing as well as new employment centers and schools, however, there is always uncertainty in the marketplace. Of late, we have become concerned with the impact fees the City of Albuquerque is considering adopting. The impact fees will add a huge cost to the lots and homes constructed in The Petroglyphs (approximately $12,000 per lot or $60,000 per acre). This may serve to slow demand for Westland subdivisions and could create serious problems for all developers. I will keep you apprised of this matter.

A major manufacturer, Tempur World, maker of Tempur Pedic mattresses and comfort products, will construct a manufacturing facility approaching 900,000 sq. ft. in size. By way of comparison, that is about the size of one of Albuquerque's regional malls. It took a land donation, well, water rights, sewer line and other enticements to attract this entity to Westland land. Tempur held its groundbreaking ceremony on September 16. The company has announced hiring plans for about 300 employees. We have had interest from other manufacturers who may follow Tempur's lead in setting up shop on Westland property.

During Fiscal 2004, it was a pleasure to welcome four new directors to the board. Ms. Georgia Baca, Mr. Ray Mares, Jr., Mr. Randy Sanchez and Mr. Troy Benavidez bring a fresh perspective to the company and its operations. Each of these individuals brings a unique background of experience and wisdom that will be of benefit to the Company and its shareholders.

Thank you for the opportunity to be of service. I hope you always feel free to call me or stop by the office to discuss matters of importance to you.


Sincerely,



Barbara Page
President and CEO

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             Overview of Westland Development Co., Inc. ("Westland")

Westland Development Co., Inc., a New Mexico for-profit corporation ("Westland"), is the successor to a community land grant corporation named Town of Atrisco, which itself was a successor to a Spanish community land grant named the Atrisco Land Grant. Information concerning the historical background of these predecessor organizations and the conversion in 1967 from a community land grant corporation into a business corporation can be found in Westland's Form 10 and its Form 10-K for the fiscal year ended June 30, 1974. With limited exceptions, only lineal descendants of the incorporators of the Town of Atrisco may own shares of Westland's Common Stock. Westland's executive offices are located in its own building at 401 Coors Boulevard, NW, Albuquerque, New Mexico, 87121, telephone (505) 831-9600, on land which was originally part of the Atrisco Land Grant.

Westland's General Businesses.

Westland derives revenues through commercial and land leases, partnerships formed for various development projects, the development of residential lots for sale to homebuilders and bulk land sales to other land developers.

A.  Lands held for Investment.

Westland is the owner of approximately 57,000 acres of land located on the west side of Albuquerque, New Mexico. Most of its property is held for long-term investment and is leased for cattle grazing.

B.  Land Development and Sale.

Over the past 20 years, Westland developed six master plans and sold all of the acreage included in them. Those master plans are identified as Atrisco Urban Center and El Rancho Atrisco, Phases I through V. These lands, except for the Phase V master plan, which was abandoned due to the introduction of the Petroglyph National Monument, have now been substantially developed and sold.

In 1998 the City of Albuquerque and the County of Bernalillo finalized the approval of a 6,400 acre master plan. For Westland to begin developing or selling land within this planned area (Master Plan), the City must make available the required utilities. In November 1998, Westland and the City of Albuquerque executed a Pre-Annexation Agreement. In 2000, the City annexed an initial 1,665 acres per the terms of the Pre-Annexation Agreement. The Pre-Annexation Agreement requires that Westland construct, at its own cost, sewer and water utilities for the initial 1,665 acres within the Master Plan area. Westland will recover these construction expenditures through Utility Expansion Charges (UEC's) as lots are built out. Westland has segregated the lands within the master plan area for development.

Westland signed a contract for the construction of a pump station, a 4.3 million gallon reservoir and 36-inch transmission line for the water system. Construction commenced in May 2003 and was completed in July of 2004 at a cost of approximately $7,000,000. Westland is in the process of conveying the system to the City of Albuquerque. These construction costs incurred by the Company will be recovered through utility expansion charges charged to each lot when connected to a City water meter.

An estimated $30,000,000 to $35,000,000 will also be financed or borne by Westland for additional off-site and on-site water and sewer distribution and collection lines, drainage facilities, and roads within the Master Plan Area. These additional costs will occur in phases spread over a number of years as subdivisions are planned and constructed. The Company has secured a construction credit arrangement of approximately $9,350,000 designated to pay a portion of construction cost of the water system and the initial infrastructure improvements within the Master Plan Area. Remaining funding will occur predominantly through the sale of the lots as the subdivisions are developed.

At this time Westland has started construction on the first two subdivisions in the Master Plan Area, named Sundoro (approximately 58 acres) and Sundoro South (approximately 34 acres) to be available for sale at approximately the time that the water infrastructure is brought online which is expected to occur during second quarter of fiscal 2005. The Company is currently in the planning, approval and design phase of a third subdivision in the Master Plan area which will be know as The Watershed. It will contain 139 upper end single family residential lots.

Additional costs of development of the properties for sale, to the extent that Westland develops the properties, will be borne by Westland for on site water and sewer distribution and collection lines, drainage facilities, and roads within the annexed area with no reimbursement for the development of lots. Depending upon the growth of development in this area, it may take 10 to 15 years for Westland to build out the annexed area.

Albuquerque is considering adoption of impact fees for payment of certain other costs associated with development of the area that may, if adopted, increase the cost of developing land on Albuquerque's West Side, which includes Westland's lands.

Management remains committed to the construction of residential, industrial and commercial developments for lease or sale. Westland's long term business philosophy is to create revenues by enhancing the value of Westland's land through careful planning and development, while retaining ownership of a major portion of the land in perpetuity and to provide dividends for its shareholders, when consistent with Westland's need for a sufficient cash flow to meet current and near term operating expenses.

C. Grazing and Oil and Gas Leases.

Approximately 50,000 acres are leased to non-affiliated people for cattle grazing. Because of the extreme drought in the area since 1998, Westland has granted rent abatements to the tenants in each of the last three fiscal years. In 2003 Westland entered into a five-year lease at $.40 per acre per year with the heirs of the prior tenant.

Westland has entered into two oil and gas leases on portions of its properties. Management is not aware of any drilling or other activities having been conducted on any of the leased property during the last two fiscal years.

Westland also owns and leases certain commercial buildings. (See "Revenue Producing Properties".)

D. Other Projects.

1. Volcano Business Park consists of approximately 22 acres zoned for industrial park uses, which were platted and developed into 14 lots. Westland, through a partnership arrangement, owned 50% of a 172-unit self-storage facility on approximately 1.7 acres of this property. During fiscal 2000, the facility was expanded to provide outdoor storage for motor vehicles and boats. During fiscal 2003 the facility was sold.

2. In Phases 1 and 2 of the Painted Sky Subdivision, 105 single-family lots were planned, constructed and completed during fiscal 2001 and fiscal 2002. Construction of Painted Sky Subdivision Units 3 and 4, containing 98 single-family residential lots, was completed during fiscal year 2003. Construction of Units 5 and 6, the remaining two units containing an additional 78 single family residential lots, also commenced during fiscal year 2003 and was completed and sold during the current fiscal year.

3. Westland is also developing three other residential subdivisions in an area west of Unser Blvd. and north of I-40, east of the Master Plan area. These are Tierra Oeste Unit 3, containing 64 lots, was completed during fiscal year 2003. The Crossing Unit 1, containing 72 lots, was completed during fiscal year 2003. Construction of Unit 2 was completed during the current fiscal year . The Crossing Unit 3, is nearing completion. Sales of any unsold lots will continue during the current fiscal year.

4. Construction of the Cielo Oeste Subdivision, consisting of 75 residential lots, was completed during the current fiscal year. Sales of unsold lots will continue during the current fiscal year.

5. During fiscal year 2001, Bernalillo County completed construction of the connection of Dennis Chavez (Rio Bravo Blvd.) from Coors S.W. to Paseo del Volcan S.W. During fiscal year 2003 the City approved annexation of approximately 68 acres of residential acreage and 20 acres of commercial acreage owned by Westland, located north of Dennis Chavez and adjoining 118th St. Westland. The 68 residential acres were sold during the fiscal year.

6. Westland previously reported that in 1994 it entered into a lease/option arrangement related to approximately 100 acres located one mile north of I-40 on Paseo del Volcan (Campos De Suenos Park). Westland took possession and ownership of the facility in 1997 as a result of default in the terms of the lease/option. The Park contains a fully developed recreation and softball complex. Westland has entered into a one year renewable lease with an unrelated third party for an annual rental of $25,000.

7. During fiscal year 2004 Westland entered into an option agreement with the Albuquerque Public Schools for the sale of 75 acres of land located on Paseo del Volcan north of I-40 for a possible future high school site.

8. During fiscal year 2004 Westland also entered into a purchase agreement with the Albuquerque Public Schools for the sale of 52 acres of land located on Dennis Chavez west of Coors Blvd. for a future high school site.

9. During fiscal year 2004, Westland agreed to contribute land to Westside Economic Development, LLC, a New Mexico Limited Liability Company engaged in developing an industrial park west of Paseo del Volcan and north of I-40. The first project to be built in the industrial park will be a Tempur Production USA, Inc. bedding and related items manufacturing plant.

     To facilitate the location of Tempur Production USA, Inc. to Albuquerque, New Mexico and to the industrial park, Westland agreed to donate ten acres of land, a water well, Westland's interest in a sewer line, twenty acre feet of water and certain easements to the County of Bernalillo and the City of Albuquerque. Another owner donated approximately 40 acres, and the 50 acre parcel is being developed to meet the manufacturer's needs. It is expected that the County and the City will provide and subsequently maintain water, sewer and roadways for the Tempur plant and the industrial park by the summer of 2005.

10. The expected opening of the Eclipse plant at Double Eagle II Municipal Airport to the north of Westland's land on Paseo del Volcan may have an impact on the use of and planning for Westland's land in the vicinity of the airport. Management believes the construction of the Eclipse factory at Double Eagle II Airport and the construction of the proposed new manufacturing plant in the same area, will favorably impact the value of Westland's lands. However, some City Council members are insisting that the size of the connecting water line be so small as to prohibit tie-ins by other users, including Westland.

11. Westland has a continuing corporate program of donating land or otherwise assisting in projects that Management believes have a long term beneficial effect to the development and furtherance of the educational and health of the community and citizens. In the past it has donated lands for various purposes and continues to receive requests, which it has evaluated. During the past year, it donated 10 acres to a manufacturing company to assist it in locating its business to Albuquerque (#9 above). Also, during fiscal year 2004 Westland agreed to donate 10 acres to the Albuquerque Public Schools located on Dennis Chavez west of Coors for a future elementary school site.

E. Reinvestment Properties

     As part of Westland's plans to defer the tax burden arising from the sale of its lands to the National Park Service under threat of condemnation for inclusion in the Petroglyph National Monument, it reinvested the sale proceeds in the properties discussed below and two vacant land parcels. As a result of these purchases, Westland has deferred payment of taxes on the sales of land to the National Park Service. Westland will continue to reinvestment monies received as the result of govermental condemnations so long as tax deferment provisions exist within the tax code.

The Commercial properties are the following:

a) A commercial building at Coors Boulevard and Sequoia Road in Albuquerque at a cost of $2,630,000, $1,612,067 of which is subject to a Mortgage upon which Westland must pay monthly payments of $17,970. This building has been leased to Walgreen Company for 20 years at a fixed rent of $19,173 per month plus additional rent based upon a formula of gross sales up to a maximum rent of $460,161 in any one year.

b) A commercial building in Albuquerque's Midway Industrial Park at a cost of $1,074,000, $645,361 of which is subject to a Mortgage upon which Westland must make monthly payments of $6,893. This building has been leased to Circuit City Stores for a term of 10 years at an escalating rental beginning at $4.25 per square foot the first year and increasing in stages to $5.55 per square foot in the tenth year. The lessee has also been granted the right to extend the lease for two additional 5-year terms at escalating rental rates during each of the years of any extended term. The current rent is $10,410 per month. Although Circuit City continues to pay rent for the building, it currently is subleasing the building.

c) A commercial building located at Coors Boulevard and Central Avenue at a cost of $3,593,000, which is subject to a mortgage of $2,454,089 requiring payments of $24,682 per month. The building has been leased to Walgreen Company on a minimum 20-year lease at a fixed rent of $26,122 per month plus a percentage of gross sales, with the maximum annual rent being capped at $626,922. Walgreen Company may continue the term of the lease for an additional 40 years.

d) A commercial building located at the SE corner of Eubank and Spain, N.E., at a cost of approximately $1,331,000, which is subject to a mortgage of $838,715 requiring payments of $9,079 per month. The building has been leased to Marie Callender Pie Shops, Inc., on a minimum 10-year lease at a fixed rent of $11,000, plus a Percentage Rent in the amount of 6% of Annual Gross Sales in excess of $132,000. The tenant has the right to renew the lease for as many as three 5-year terms. Although Marie Callender Pie Shops, Inc., continues to pay rent for the building, it currently is subleasing the building.

e) A commercial building located in El Paso, Texas at a cost of approximately $3,907,000, which is subject to a mortgage of $2,931,275 requiring payments of $25,403 per month. The building is leased to Walgreen Company on a minimum 20-year lease at a fixed rent of $28,167 per month, plus a percentage of gross sales with a maximum annual rent of $676,000.

f) An office building located in Albuquerque, New Mexico at a cost of approximately $1,662.000 was acquired in June, 2004. The purchase price was paid in cash from Westland's cash reserves. The property was subsequently mortgaged to a conventional lender in September 2003, thereby recovering Westland's cash outlay. The property is subject to a mortgage of $1,250,000 requiring payments of $5,243 per month.

Current Real Estate Market Conditions

The market conditions for the development and sale of properties in Albuquerque appear to be stable for the near term. Westland has been able to sell the residential properties it has developed. Demand appears to be continuing for lots in the areas being developed by Westland, and Management is hopeful that sales will increase next year if mortgage interest rates remain at relatively low rates. Management believes that for the foreseeable future, residential, commercial and industrial construction will continue at a moderate pace in the Albuquerque real estate market.

Competition

Westland's industrial parks - Volcano Business Park and the industrial lands within the planned area now compete, and will continue to compete, with other business and industrial parks in the Albuquerque area, including some that are more established and some that are located nearer the major population centers of Albuquerque.

Residential subdivisions on Westland's land compete with other areas in the Albuquerque housing market (essentially Bernalillo County and portions of Sandoval County and Valencia County), as well as with other subdivisions on the west side of the City of Albuquerque. A number of large subdivisions to the north of Westland's land are nearly fully sold. Growth continues in other large subdivisions located about five to six miles north of Westland's lands as well as properties owned by others located on Albuquerque's Southwest Mesa.

The implementation of certain mandated impact fees being proposed by the City of Albuquerque may have an adverse effect on Westland's ability to sell property in competition with developers of land located in neighboring counties and other parts of Albuquerque, New Mexico where such impact fees are not assessed. (See "Governmental Regulations".)

Employees

As of September 30, 2004, Westland had eight full-time and four part-time employees. Westland's president, who is also a director, is a full time employee. Georgia Baca, who is a part-time employee, is also a director. Westland also has contractual relationships with a person who is an officer and a director, who provides various services to Westland outside his duties as a director or officer. Westland had a similar contract with another officer and director who resigned at the end of December in 2003.

Government Regulations

Westland's ability to undertake an active program of development of its land and management of its rental properties (whether such development is performed by Westland itself or by sale of Westland's land to others for development) is dependent on Westland's ability to comply with laws and regulations of the State of New Mexico, Bernalillo County, and the City of Albuquerque, applicable to general environmental protection, land-use planning, annexation, zoning and subdivisions. Both County and City regulate the subdivision of land and impose zoning and building permit requirements. The subdivision regulations of both Bernalillo County and the City of Albuquerque require, as a condition of approval of proposed subdivisions, that adequate provision be made by the developer for land use planning, water (both to quantity and quality), liquid waste disposal, solid waste disposal, sufficient and adequate roads and storm drain management.

During fiscal year 2003 the City of Albuquerque adopted a Planned Growth Strategy, which may have a major negative impact on Westland's ability to develop its annexed lands within the City of Albuquerque for the foreseeable future.

Although compliance with federal, state, and local provisions relating to the protection of the environment, including laws regulating subdivisions and land-use planning and endangered species, has in recent years had no material effect upon the capital expenditures, earnings and competitive position of Westland, no assurance can be given that this situation will continue. Requests relating to drainage, traffic flow and similar matters from the City of Albuquerque have occasionally delayed the receipt of necessary approvals and required modification of development proposals.

In the past at Westland's request, the City of Albuquerque created Special Assessment Districts affecting the Atrisco Urban Center and El Rancho Atrisco areas for the financing of water, sewer, paving and other street improvements, and levied assessment liens on them. This mechanism may provide a way to finance the improvements, and SAD's may be available for future development of Westland's property. Recently enacted legislation now permits the use of Public Improvement District bonds (PID's) for this purpose and this form of tax assessment financing may be available to Westland. Management is researching this issue and no decision has been made at the time of this report.

A mandate by the State Legislature for implementation of Impact Fees may result in Westland's lands being disadvantaged because the fees that surrounding counties charge may be less than those that will be charged by Albuquerque and Bernalillo County. Bernalillo County began the assessment of such fees on January 1, 1996. If Albuquerque establishes substantial fees as currently proposed by the City Council they could have a negative effect on the sales of annexed lands.

Availability of Water and Municipal Services

The unavailability of sufficient water has often been a major inhibiting factor in the land development business in the Southwest. The extent of Westland's water rights has not been determined, however, Westland retained the services of two water specialists to investigate the existence of any Westland water rights and to otherwise consult with Westland on matters involving availability of water. As a result of these services, Westland has declared its ownership of a certain amount of water rights but the claimed rights have not been adjudicated to fully determine their validity. However, lack of ownership of water rights by Westland would not be an inhibiting factor to the development of Westland's land if adequate water were to be made available through the newly created City-County Water Utility Authority and/or other water sources or by purchase by Westland or by a developer that might purchase and develop land. For example, Tierra West Mobile Home Park was created on land sold by Westland near Nine Mile Hill and the recreation complex leased or purchased water rights and drilled wells to meet their water needs.

Past annexation policies of the City of Albuquerque, required annexation to the City before it would extend water and sewer services. The City and Westland reached the agreement discussed above relating to provisions for utility services to a portion of the Master Plan lands annexed by the City.

Since then, the State Legislature created a City/County Water Authority which now regulates water and sewer extensions. Annexation is no longer mandated prior to receiving utility services, however, as in the past, the cost of water distribution and sewer lines must be borne by the developer, or by subsequent purchasers of the land.

Most of Westland's land lies outside the municipal limits of the City of Albuquerque and is not furnished with municipal services. Westland experienced little difficulty in having its previous developments furnished with services, but the same cannot be assumed for other areas of Westland's land and future developments.

Other Factors Affecting Development of Westland's Land

Various activist groups, as well as neighborhood organizations occasionally take actions that might have some impact upon or delay Westland's plans for the development of some of its lands. Management is not aware of any person or group who have expressed opposition to Westland's current operating plans.

                             Westland's Properties.

The major physical assets owned by Westland are its land, which is owned in fee simple. The land is mostly comprised of approximately 57,000 acres of undeveloped land held for long-term investment. Approximately 6,400 acres are located in Westland's Master Plan area, of which 1665 acres have been annexed into the City of Albuquerque and another 900 acre tract, called the Atrisco Terrace, was acquired by the City of Albuquerque for open space.

Westland also owns the Atrisco Urban Center office building, comprising approximately 11,097 square feet, 4,166 of which is leased to a Bank, while the remainder is used by Westland for its executive offices. This building is collateral for a $712,500 bank line of credit obtained in July, 2002. Westland also owns six commercial buildings that are leased to others. (See "Item 1. Business - Reinvestment Properties.")

Interstate Highway I-40, the main east-west highway through Albuquerque, crosses Westland's land. Access to Westland's land from Interstate 40 is provided by the Coors Boulevard interchange near the eastern edge of Westland's land, by the Unser Boulevard interchange at the western edge of the Atrisco Urban Center, by the 98th Street interchange to the west of the Atrisco Urban Center and by the Paseo del Volcan interchange where I-40, Paseo del Volcan and Central Avenue meet. Running north from the I-40 interchange, Paseo del Volcan traverses about 4 1/2 miles of Westland's land to the Double Eagle II Airport. Bernalillo County has extended Paseo del Volcan south of the I-40 interchange to the point at which it intersects Dennis Chavez Blvd. (formerly Rio Bravo) to form an inner loop for the City's southwest quadrant.

Westland and other landowners and developers (the Northwest Loop Association) dedicated land and have paid a portion of the design costs for the Northwest Loop, which has been approved by the New Mexico State Highway Commission. The Northwest Loop will extend for approximately 39 miles and will connect I-40 and 1-25, through New Mexico State Highway 44, and will cross the western portion of Westland's land lying within the Rio Puerco Valley. In 1995 Westland donated 169 acres for development of the Northwest Loop. Completion of the Northwest Loop is not expected for about 15 years.

Most of Westland's land is remote and not readily accessible, not serviced by utilities, and Management believes that the bulk of its land will not be available for development in the foreseeable future. A large portion of the undeveloped land is leased for agricultural uses. (See "Item 1. Business."). The bulk of Westland's undeveloped land is held for long-term investment.

In the opinion of Westland's Management, its developed property is adequately covered by insurance.

           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations.

In the past fiscal year, land sales were greater than during the prior year as the Company experienced increased sales of improved residential lots and two large parcel sales.

During fiscal 2004, Albuquerque continued the growth pattern that has benefited Westland during the past ten years. Albuquerque continues to be one of the fastest growing cities in the Southwest and, because of certain geographical and other limitations on its growth, Westland's lands lie directly in the path of future predictable growth patterns. Sales of improved residential lots in fiscal 2004 were approximately $7,598,000, and large parcel sales were approximately $5,013,000. Westland's future revenues will continue to be largely dependent upon the sale of land. The Company's assets are illiquid, comprising principally undeveloped land. Sales are dependent upon the market conditions in Albuquerque.

Westland anticipates making capital commitments for land development projects over the next few years as the economy and opportunities dictate that such expenditures would be warranted. Capital commitments may include special assessment districts for roads and water and sewer lines on its land. In some cases infrastructure improvements are paid for by assessments, which increase the value of Westland's land and make further development possible. Westland intends to incur capital expenditures when management determines such investments will increase the value of the land and generate future revenue.

Land is Westland's principal capital resource, and is valued, for financial accounting purposes, at its 1907 value plus the cost of improvements. Westland's balance sheet does not reflect the actual current value of this asset. The Company has no current appraisals of the land and, therefore, the actual value of the land is not known. The carrying value of the land was increased during each of the last three fiscal years, due to increased investment. The carrying value will be increased or decreased regularly as Westland acquires, sells or develops parcels of land. Management believes the June 30, 2004 carrying value of the land is substantially less than its current market value. Westland's balance sheet also segregates income-producing properties, which consist of commercial real estate and improvements. The actual value of Westland's land varies depending on national and local market conditions and the amount and proximity of roads, utilities and other amenities to the land under development. As Albuquerque continues to grow, the land value of both developed and undeveloped land should increase.

As reported in prior years, Westland has received approval of its Master Plan, now known as The Petroglyphs, by both the City of Albuquerque and Bernalillo County. The area lies north of Interstate 40 and south of the Petroglyph National Monument between Unser Boulevard and Paseo del Volcan Road. It consists of approximately 6,400 acres, but does not include any land located within the Monument and will have no adverse impact on the Monument. During fiscal 2001 the City of Albuquerque annexed the initial 1,665 acres of the master planned area, which will permit sewer and water services to be extended in an orderly manner to that acreage as it is developed. Westland has agreed with the City that it will pay the cost of the infrastructure normally paid for by the City for new development in the master planned area and will recover those costs through a fee charged by the City as each lot is connected to the services. Management anticipates that development and sale of the initial parcels of land within the initially annexed area will begin in the second quarter of fiscal year 2005, however, unforeseeable delays in getting utilities to the lands may cause this period to be extended beyond that anticipated time.

Westland's long term business philosophy is to enhance the value of its land through careful planning and development, while retaining ownership of a major portion of the land in perpetuity and simultaneously increasing the value of Westland's stock and to provide dividends for its shareholders, when consistent with Westland's need for a sufficient cash flow to meet current operating expenses.

Financial Condition:

During fiscal 2004, total assets increased to $40,343,148 from $30,533,485, and liabilities increased from $18,137,471 to $24,496,595. During fiscal 2004 Westland invested $1,729,834 in income producing and other assets. Cash and cash equivalents increased by $2,574,002. Operations used $1,296,431 during the period. $2,000,000 placed into escrow during 2003 for the Company's Petroglyph development was released during 2004. In addition, $4,460,234 was borrowed, net, from short-term lines of credit and construction loans related to the Petroglyph development. $799,822 was paid to shareholders in the form of dividends. Taken together, Land held for development and Income-producing properties, which aggregate approximately $30,764,000, increased by $9,171,861, net of depreciation.

At June 30, 2004, the Company maintained lines of credit with two local banks aggregating $2,712,500, collateralized by certain real property. The purpose of these lines is to provide funds necessary for its continued expansion. At year-end, the outstanding balances totaled $655,731.

During fiscal 2005, the Company will be obligated to pay income tax of approximately $400,000 should replacement properties totaling $996,000, for lands sold under condemnation, not be reinvested. Management diligently seeks income-producing properties for acquisition as replacement properties and fully expects to offset this tax obligation.

Management is unsure if the uncommitted balance of cash, cash equivalents, investments and its borrowing capacity are sufficient to meet all of the Company's obligations during 2005 without considering additional revenues that may be generated during that period. Therefore, additional borrowings may be necessary. At June 30, 2004, the two largest segments of the Company's debt were notes and mortgages payable of $14,255,102 and deferred taxes of $7,305,989. The mortgage debt service is paid from the receipt of rental revenue, and taxes deferred by the acquisition of the properties subject to these mortgages will not have to be repaid until and if the properties are sold. In 2003 and 2004, the Company entered into various construction contracts for the development of a water infrastructure system for new residential and commercial properties. Through June 30, 2004 approximately $6,876,000 had been expended on the project of which $3,500,000 was financed through bank credit arrangements. The project was completed in August, 2004.

Results of Operations:

In fiscal 2004, land revenues increased by $160,569 from $12,646,235 in 2003 to $12,806,804. During 2004, non-condemnation large parcel land sales increased by $3,538,131 from $1,475,084 to $5,013,215. Condemnation land sales decreased by $5,287,986 due to a non-recurring condemnation sale during 2003 to the City of Albuquerque for $5,287,986. Improved lot sales increased by $1,946,600 as sales from the Painted Sky, Crossings and Cielo Oeste subdivisions increased. The related cost of land revenues increased by $238,889 from $3,551,302 in 2003 to $3,790,191. The gross profit ratio on all sales decreased from 72% to 71% because of the condemnation sale of $5,287,986 during fiscal year 2003, which bore very low improvement costs. Rental revenue decreased from $1,214,920 to $1,213,190 and the related costs decreased from $315,377 to $309,596. General, administrative and operating expense decreased by $13,860 from $2,551,625 to $2,537,765 due to decreased personnel compensation.

Critical Accounting Policies:

Income_recognition_and_cost_allocation: In recent years, the Company has had very few installment sales, so income is recognized when a property is sold with financing provided by the buyer. Some of the sales are basically raw land, which has little more than its original cost of $2.60 per acre. Other parcels benefit from certain infrastructure improvements such as roads financed by Special Assessment District obligations, which are generally allocated to the subject property based on site location and acreage. Improved lots bear costs such as roads, sewer, sidewalk, etc. as they are incurred by subdivision. Allocable costs such as engineering fees and improvements, which benefit an entire project, are generally allocated to units based on number of lots or acreage. This policy has been consistently applied.

Contingencies: Management continues to be diligent in recognizing possible liabilities as they become known. In June, 2002, the Company accrued $346,000 against possible loss due to a claim made by Bernalillo County for costs allegedly incurred in researching creation of a new municipality for Westland's sector development plan. Management believes this is sufficient to liquidate alleged damages, if any.

Other than ordinary routine litigation incidental to Westland's business, neither Westland nor any member of management is the subject of any pending or threatened legal proceedings.

Asset Impairment: Management periodically assesses the possibility that the carrying value of its assets is greater than its realizable value. For the most part, this question is obviated because the carrying cost of land is very low compared to any reasonable sale price. When property is improved for sale as individual lots, a commitment exists by contract obligating the purchaser prior to undertaking the development. However, the Company owns several properties held for the production of income, designed for a specific use, which could become impaired if the lessee vacated or rescinded its lease under bankruptcy. Management periodically determines by inspection that the properties are suitably maintained and insured and that the lessees are conducting proper operations.

          Market Price of and Dividends Paid on Westland's Common Stock
                        and Related Stockholder Matters

Because ownership of Westland's stock is restricted in the manner discussed below, no established public trading market exists for Westland's outstanding shares and, to the best of Westland's knowledge, no dealer has made, is making, or is attempting to create such a market from which to determine an aggregate market value of any of Westland's stock. In 1989, Westland entered into an arrangement with an independent stockbroker to broker transactions in Westland's stock between shareholders. The broker has informed Westland that the price at which Westland's common stock had been bought and sold by Westland's shareholders during the ninety (90) days preceding the date of this report has been $20 per share.

Since 1982, the outstanding shares have been subject to restrictions imposed by a majority of Westland's shareholders who amended Westland's Articles of Incorporation. Those Articles prohibit (with certain limited exceptions) transfer of Westland stock to persons other than lineal descendants of the original incorporators of the Town of Atrisco (a New Mexico Community Land Grant Corporation).

The following table sets forth as of September 30, 2004, the number of holders of the classes of Westland's shares:

                                                               Number of
             Title of Class                                 Record Holders

         No Par Value Common                                     6021
         $1.00 Par Value Common    Class A                          0
         $1.00 Par Value Common    Class B                         38

Dividends: During fiscal year ended June 30, 2004 Westland paid cash dividends to shareholders of $799,822. Subsequent to June 30, 2004, the Company paid a cash dividend of $1.00 per share for an aggregate dividend payment to the shareholders of $797,159.

             Report of Independent Registered Public Accounting Firm


Stockholders
Westland Development Co., Inc.

We have audited the accompanying balance sheet of Westland Development Co., Inc. as of June 30, 2004, and the related statements of earnings, stockholders' equity and cash flows for each of the two years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westland Development Co., Inc. as of June 30, 2004, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.






GRANT THORNTON LLP

Oklahoma City, Oklahoma
September 3, 2004

                         Westland Development Co., Inc.

                                  BALANCE SHEET

                                  June 30, 2004


   ASSETS

Cash and cash equivalents                                            $ 8,929,809
Receivables
    Real estate contract (note B)                                         53,552
    Other receivables                                                     24,695
Prepaid expenses and other assets                                        252,072
Land and improvements held for future development (notes C and E)     18,140,998
Income-producing properties, net (notes D and E)                      12,622,674

Property and equipment, net of accumulated
    depreciation of $657,358 (note E)                                    319,348

                                                                    $ 40,343,148

   LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable, accrued expenses and other liabilities             $ 1,686,139
Deferred income taxes (note F)                                         7,305,989
Notes and mortgages payable (note E)                                  14,255,102
Income taxes payable                                                   1,249,365

      Total liabilities                                               24,496,595

Commitments and contingencies (notes E and K)                                  -

Stockholders' equity (note G)
    Common stock - no par value; authorized, 736,668 shares;
       issued and outstanding, 709,834 shares                              8,500
    Class B common stock - $1 par value; authorized, 491,112 shares;
       issued and outstanding, 85,100 shares                              85,100
    Additional paid-in capital                                           491,061
    Retained earnings                                                 15,261,892
              Total Stockholders' equity                              15,846,553

                                                                    $ 40,343,148


        The accompanying notes are an integral part of these statements.

                                           Westland Development Co., Inc.

                                               STATEMENTS OF EARNINGS

                                                 Year ended June 30,

                                                    2004              2003

Revenues
    Land                                        $12,806,804         $12,646,235
    Rentals                                       1,213,190           1,214,920
                                                 14,019,994          13,861,155

Costs and expenses
    Cost of land revenues                         3,790,191           3,551,302
    Cost of rentals                                 309,596             315,377
    Other general, administrative and operating   2,537,765           2,551,625
                                                  6,637,552           6,418,304

       Operating income                           7,382,442           7,442,851

Other (income) expense
    Interest income                                (111,456)            (63,265)
    Gain on sale of joint venture interest                -            (378,736)
    Other income                                   (199,564)            (21,123)
    Interest expense                                492,835             743,432
                                                    181,815             280,308

       Earnings before income taxes               7,200,627           7,162,543

Income tax expense (note F)                       2,889,871           2,861,438

       NET EARNINGS                             $ 4,310,756         $ 4,301,105

Weighted average common shares outstanding,
    basic and diluted                               796,874             804,180

Earnings per common share,
    basic and diluted                           $      5.41         $      5.35


        The accompanying notes are an integral part of these statements.

                         Westland Development Co., Inc.
                        STATEMENT OF STOCKHOLDERS' EQUITY

                       Years ended June 30, 2004 and 2003

                                                    Common stock          Common stock    Additional
                                                    no par value          $1 par value      paid-in    Retained
                                                  Shares     Amount      Shares   Amount    capital    earnings          Total
Balances at July 1, 2002                          714,342    $ 8,500     86,100  $ 86,100   $591,811  $ 7,700,109    $ 8,386,520

Net earnings                                            -          -          -         -          -    4,301,105      4,301,105

Cash dividends paid - $0.31 per share                   -          -          -         -          -     (250,256)      (250,256)

Acquisition and cancellation of common stock       (1,797)         -       (1,000) (1,000)   (40,355)           -        (41,355)

Balances at June 30, 2003                         712,545      8,500     85,100    85,100    551,456   11,750,958     12,396,014

Net earnings                                            -          -          -         -          -    4,310,756      4,310,755

Cash dividends paid - $1.00 per share                   -          -          -         -          -     (799,822)      (799,822)

Acquisition and cancellation of common stock       (2,711)         -            -       -    (60,395)           -        (60,395)

Balances at June 30, 2004                         709,834    $ 8,500     85,100   $ 85,100   $491,061  $15,261,892    $15,846,553


        The accompanying notes are an integral part of these statements.

                         Westland Development Co., Inc.

                            STATEMENTS OF CASH FLOWS

                               Year ended June 30,


                                                       2004             2003

Increase in Cash and Cash Equivalents

Cash flows from operating activities
    Cash received from land sales and collections
       on real estate contracts receivable         $ 12,830,361   $  12,594,077
    Development and closing costs paid              (11,585,974)     (5,598,637)
    Cash received from rental operations              1,213,190       1,225,628
    Cash paid for rental operations                      (8,895)        (25,281)
    Cash paid for property taxes                        (42,473)        (91,702)
    Interest received                                   111,456          63,556
    Interest paid                                      (468,865)       (720,577)
    Income tax paid                                  (1,698,598)       (955,827)
    Other general and administrative costs paid      (1,845,947)     (2,156,625)
    Other                                               199,564           6,685

      Net cash (used in) provided by
        operating activities                        (1,296,181)      4,341,297

Cash flows from investing activities
    Cash released from (placed in) escrow             2,000,000      (2,000,000)
    Proceeds from sale of joint venture interest              -         553,073
    Capital expenditures                             (1,729,834)        (10,567)
    Distributions from joint venture                          -          25,450
    Change in note receivable - related party                 -          95,590

      Net cash provided by (used in)
        investing activities                            270,166      (1,336,454)

Cash flows from financing activities
    Borrowings on notes and mortgages                 10,308,007      4,507,718
    Repayments of notes and mortgages                 (5,847,773)    (3,499,131)
    Payment of dividends                                (799,822)      (852,735)
    Purchase of common stock                             (60,395)       (41,355)

       Net cash provided by financing activities       3,600,017        114,497

       NET INCREASE IN CASH AND CASH EQUIVALENTS       2,574,002      3,119,340

Cash and cash equivalents at beginning of year         6,355,807      3,236,467

Cash and cash equivalents at end of year            $  8,929,809   $  6,355,807


        The accompanying notes are an integral part of these statements.

                         Westland Development Co., Inc.

                               Year ended June 30,

                                                       2004               2003

Reconciliation of Net Earnings to Net Cash
  (Used in) Provided by Operating Activities

Net earnings                                        $ 4,310,755     $ 4,301,105
Adjustments to reconcile net earnings to net cash
  (used in) provided by operating activities
       Depreciation                                     344,999         343,333
       Deferred income taxes                            (22,258)      1,962,026
       Gain on sale of joint venture interest                 -        (378,736)
       Change in
           Income taxes payable                       1,213,532         (56,415)
           Accounts and other receivables                63,574         (87,977)
           Land and improvements held
              for future development                 (7,804,029)     (2,047,335)
           Prepaid expenses and other assets            (66,819)         37,357
           Accounts payable, accrued expenses
              and other liabilities                     683,647         209,660
           Accrued interest payable                      23,970          22,855
           Real estate contracts receivable             (43,552)         35,424

             Net cash (used in) provided by
                operating activities                $(1,296,181)    $ 4,341,297


        The accompanying notes are an integral part of these statements.

                         Westland Development Co., Inc.

                          NOTES TO FINANCIAL STATEMENTS

                             June 30, 2004 and 2003


NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES

1.   History of Company and Beginning Basis of Financial Reporting

     In 1892, the descendants of the owners of a land grant deeded in 1692 by the Kingdom of Spain became incorporators of a land grant corporation named Town of Atrisco. Ownership of the Town of Atrisco was based on proportionate ownership of the land grant. In 1967, the Town of Atrisco was reorganized and became Westland Development Co., Inc. (the "Company"), with the heirs receiving shares in the Company in proportion to their ancestors' interests in the Town of Atrisco Corporation. The net assets of $232,582 at the date of reorganization were assigned as follows:

       Value of no par common stock as stated
          in the Articles of Incorporation:                  $  8,500
       Additional paid-in capital                             224,082
                                                             $232,582

     The Company estimated that it owned approximately 49,000 acres of land at the date of incorporation as Westland Development Co., Inc. Such acreage was used as the beginning cost basis for financial reporting purposes and was valued at $127,400 ($2.60 per acre) based on an appraisal in 1973 which determined the approximate value of the land in 1907. This date approximates the date that the Patent of Confirmation covering the land comprising the Atrisco Land Grant was given to the Town of Atrisco by the United States of America. Since the date of the Patent of Confirmation, the Company's acreage has increased in market value, but a full determination of such value has not been made.

2.   Nature of Operations

     The Company develops, sells or leases its real estate holdings, most of which are located in or near Albuquerque, New Mexico. The Company may use joint ventures or participation in limited partnerships to accomplish these activities. Revenue sources for the years ended June 30, 2004 and 2003 consist primarily of proceeds from land sales and governmental condemnations and rentals from developed properties, such as single-tenant retail stores and office space. Land sales are primarily to commercial developers and others in the Albuquerque area and certain governmental agencies, and the terms of sale include both cash and, to a lesser extent, internal financing by the Company. Any such financing is collateralized by the associated land. The Company has relied primarily upon cash land sales over the past several years due to the collection risk associated with real estate contracts.

3.   Cash and Cash Equivalents

     Cash  and  cash   equivalents  are  considered  to  include  highly  liquid
     investments with maturities of three months or less and money market funds.

     The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits and in certain other funds which are not federally insured. Cash equivalents at June 30, 2004 include approximately $3,145,000 in a money market account with an investment banking company. Substantially all of the Company's cash and cash equivalents are held at one bank. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

                         Westland Development Co., Inc.

                             June 30, 2004 and 2003

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

3.   Cash and Cash Equivalents - Continued

     Restricted cash at June 30, 2003 represented funds escrowed for payment of water infrastructure construction contracts for the development of new residential and commercial properties. These escrowed funds were released in their entirety to the Company during its fiscal year ended June 30, 2004.

4.   Investments

     Investments in partnerships and joint ventures owned 20% to 50% are accounted for by the equity method. Accordingly, the financial statements include the Company's share of the investees' net earnings. The Company's only joint venture was sold in fiscal year 2003.

5.   Land and Improvements Held for Future Development

     Land and improvements held for future development are recorded at cost not to exceed net realizable value. Improvements consist of abstracts, surveys, legal fees, master and sector plans, infrastructure improvements and other costs related to land held by the Company which are allocated to respective tracts primarily by specific identification of costs.

6.   Income-Producing Properties and Property and Equipment

     Income-producing properties and property and equipment are stated at cost, less accumulated depreciation, computed on a straight-line basis over their estimated lives of three to 30 years. The cost of the building in which the Company has its offices, a portion of which is rented to others, has been allocated to income-producing properties and property and equipment based upon square footage.

7.   Recognition of Income on Real Estate Transactions and Rentals

     The Company recognizes the entire gross profit on sales on which the down payment is sufficient to meet the requirements for the full-accrual method. Transactions on which the down payment is not sufficient to meet the requirements for the full-accrual method are recorded using the deposit or installment method. Under the deposit method, cash received is recorded as a deposit on land sale. Under the installment method, the Company records the entire contract price and the related costs at the time the transaction is recognized as a sale. Concurrently, the gross profit on the sale is deferred and is subsequently recognized as revenue as payments of principal are received on the related contract receivable.

     Rental income is recognized when earned under lease agreements. Rents received in advance are deferred until earned. Revenue from leases with escalating rental payments are recognized on a straight-line basis over the minimum lease term. For leases with provisions for additional rental payments based on percentage of annual sales, contingent rental income is recognized when the lessee

                         Westland Development Co., Inc.

                             June 30, 2004 and 2003

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

     provides an accounting which reflects the contingent rental income has been earned under the terms of the lease agreements.

8.   Income Taxes

     Deferred income tax assets or liabilities are determined based on the difference between financial statement and tax bases of certain assets and liabilities as measured by the enacted tax rates in effect using the liability method. Valuation allowances are established by management when necessary to reduce deferred tax assets to the amount expected to be realized.

9.   Earnings Per Common Share

     Earnings per common share are based upon the weighted average number of common shares outstanding during the year, including the number of no par value common shares which may be issued in connection with eliminating fractional shares (which resulted from the determination made by the Court in an heirship case) and the number of no par value common shares for which the Court ruled that no incorporator or heirs existed (5,047 total shares). The Company has no potential common stock items.

10.  Use of Estimates

     In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.

11.  Long-Lived Assets

     Long-lived assets to be held and used are reviewed for impairment, generally on a property-by-property basis, whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses are recognized based upon the estimated fair value of the asset.

NOTE B - REAL ESTATE CONTRACT RECEIVABLE

The real estate contract receivable at June 30, 2004 consists of a contract with variable interest (8% at June 30, 2004), is due in a lump-sum payment of principal and interest at maturity in 2006 and is collateralized by land.

                         Westland Development Co., Inc.

                             June 30, 2004 and 2003

NOTE C - LAND AND IMPROVEMENTS HELD FOR FUTURE DEVELOPMENT

The Company estimates that it presently owns approximately 57,000 acres of land, primarily including land located within the boundaries of the Town of Atrisco Land Grant and land located elsewhere which the Company has acquired since incorporation. Improvements are currently in process on approximately 3,500 acres of the Company's land ('Master Plan' residential community). Improvements consist of abstracts, surveys, legal fees, master and sector plans, infrastructure improvements and other costs related to land held by the Company which are allocated to respective tracts primarily by specific identification of costs. During fiscal years 2004 and 2003, the Company capitalized interest in accordance with FAS 34 of $382,644 and $ 0, respectively.

During the fiscal year ended June 30, 2004, the Company constructed a water infrastructure for the future development of new residential and commercial properties. The total project cost was approximately $7,000,000 and was completed in early July 2004. The Company anticipates transferring ownership of the system to the City of Albuquerque during October 2004. The Company will receive Utilities Expansion Charge reimbursements from the City of Albuquerque at an approximate rate of $2,619 per residential hook up until such time that the project cost has been recovered. The Company anticipates a recovery rate of 400 hook ups ($1,047,600) per year and anticipates full recovery within 7-10 years.

Plans for ultimate development of the remaining property have not been finalized.

Land and improvements consist of the following at June 30, 2004:

       Land                                                        $  2,349,402
       Improvements                                                  15,791,596

                                                                    $18,140,998

                         Westland Development Co., Inc.

                             June 30, 2004 and 2003

NOTE D - INCOME-PRODUCING PROPERTIES

Income-producing properties consist primarily of five single-tenant retail store buildings and a portion of the Company's office building and are summarized as follows at June 30, 2004:

       Buildings and equipment                                    $  10,146,683
           Less accumulated depreciation                              2,029,185
                                                                      8,117,498
       Land                                                           4,505,176
                                                                  $  12,622,674

The Company's rentals from income-producing properties are principally obtained from tenants through rental payments as provided for under noncancelable operating leases. The lease terms range from one to 20 years and typically provide for guaranteed minimum rent, five-year renewals at tenants' option, percentage rent and other charges to cover certain operating costs. Three of the Company's leases with total annual receipts of approximately $881,000 are with a single national retail drug store chain.

     Minimum future rentals from income-producing properties on noncancelable tenant operating leases as of June 30, 2004 are as follows:

            Year ending June 30,

                    2005                                          $   1,424,242
                    2006                                              1,290,151
                    2007                                              1,261,761
                    2008                                              1,180,042
                    2009                                                920,697
                    Thereafter                                        6,898,916

                                                                   $ 12,975,809

                         Westland Development Co., Inc.

                             June 30, 2004 and 2003

NOTE E - NOTES AND MORTGAGES PAYABLE

Notes and mortgages payable are summarized as follows at June 30, 2004:

  Promissory note, due in monthly installments of $17,970
  through May 2015, including interest at 9.37%; collateralized
  by income-producing properties                                    $ 1,470,602

  Promissory note, due in monthly installments of $9,079
  through  July 2014, including interest at 8%; collateralized
  by income-producing properties                                        748,280

  Note payable, due in monthly installments of $6,893 through
  September 2015, including interest at 8.75%; collateralized
  by income-producing properties                                        588,221

  Mortgage note, due in monthly installments of $24,682,
  including  interest at 8.52%, due November 1, 2016;
  collateralized by income-producing properties                       2,264,902

  Mortgage note, due in monthly installments of $25,403,
  including  interest at 7.8%, due April 15, 2020;
  collateralized by income-producing properties                       2,766,928

  Revolving line of credit with a bank with borrowings up to
  $2,000,000, variable  interest  payable  quarterly  (4.25%
  at June 30, 2004), payable on demand, if no demand is made
  principal due November 25, 2004; collateralized by real estate        655,731

 Revolving line of credit with a bank with borrowings up to
 $712,500, variable interest payable monthly (5.25%
 at June 30, 2004), payment of all outstanding principal and interest due July 26, 2004; collateralized  by real estate.
 The line of credit  was  renewed  in July 2004 to mature on
 July 26, 2005 under terms as described.                                      -

 Mortgage note, due in monthly  installments  of $1,349,
 including  interest at 9%, due January 2007; collateralized by
 specific tracts of land                                                 37,210

 Mortgage note, due in semiannual installments of $11,490,
 including  interest at 9%, due October 2005; collateralized
 by specific tracts of land                                              20,074

 Mortgage  note, interest at 7%, interest due annually in
 installments  of $15,146, lump-sum  payment of all outstanding principal and interest due October 4, 2007; collateralized by
 specific tracts of land                                                216,302

 Mortgage note, variable interest payable monthly (5.25% at
 June 30, 2004), quarterly principal payments of $731,250
 beginning January 29, 2005, payment of all outstanding principal and interest due  October 29, 2006; collateralized by a
 construction mortgage.                                               1,986,852

 Mortgage  note, variable interest payable  monthly (5.25% at
 June 30, 2004), quarterly principal payments of $271,830
 beginning January 29, 2005, payment of  all outstanding principal and interest due October 29, 2007; collateralized by a
 construction mortgage.                                               3,500,000

                                                                   $ 14,255,102

                         Westland Development Co., Inc.

                             June 30, 2004 and 2003

NOTE E - NOTES AND MORTGAGES PAYABLE - CONTINUED

Aggregate required principal payments on notes and mortgages payable as of June 30, 2004 are as follows:

        Year ending June 30
               2005                                                 $ 3,050,723
               2006                                                   2,013,072
               2007                                                   1,517,434
               2008                                                   1,456,142
               2009                                                     498,652
               Thereafter                                             5,719,079

                                                                    $14,255,102

NOTE F - INCOME TAXES

An analysis of the deferred income tax assets and liabilities as of June 30, 2004 is as follows:

       Deferred tax assets
           Land improvements held for future development           $    181,680
           Land repossession                                            101,783
           Liabilities not currently deductible                          97,033
                                                                        380,496
       Deferred tax liabilities
           Deferred tax gain on involuntary conversion of land        7,686,485

                         Net deferred tax liability                  $7,305,989

    Income tax expense consists of the following:

                                                          Year ended June 30,
                                                          2004           2003
       Current
           Federal                                     $2,294,873     $ 730,207
           State                                          572,740       169,205
                                                        2,867,613       899,412
       Deferred
           Federal                                         17,806     1,709,605
           State                                            4,452       252,421
                                                           22,258     1,962,026

                                                       $2,889,871    $2,861,438

                                               June 30, 2004 and 2003

NOTE F - INCOME TAXES - CONTINUED

The income tax provision is reconciled to the tax computed at statutory rates as follows:

                                                           Year ended June 30,
                                                           2004          2003

       Tax expense at statutory rates                   $2,448,212   $2,435,265
       State income taxes, net of federal benefit          361,472      372,452
       Nondeductible expenses                               33,067       36,499
       Other                                                47,120       17,222

          Total expense                                 $2,889,871   $2,861,438

NOTE G - COMMON STOCK

Under its original Articles of Incorporation (the "Articles"), the Company was authorized to issue 1,964,448 shares of common stock. During 1999, the Articles were amended to eliminate the authority to issue 736,668 shares of Class A common stock for $1.45 per share. The remaining authorized stock is as follows:

     (a) 736,668 shares of no par value common stock to represent $8,500 estimated value of land held by the Town of Atrisco;

     (b) 491,112 shares to be sold for a price to be determined by the Board of Directors, designated as Class B, $1 par value common stock. The holders of no par value common stock have no preemptive rights to purchase Class B stock.

At June 30, 2004, 5,047 shares of no par value common stock, upon judicial determination, can be distributed to stockholders of record as of the date of incorporation.

There is no established market for the Company's common stock. At June 30, 2004, 709,834 shares of the Company's no par value common stock were issued and outstanding. There are 5,047 shares of no par value common stock issuable; 1,872 shares which may be issued in connection with eliminating fractional shares which resulted from the determinations made by the court in the heirship case and 3,175 shares which represent shares for which the court in the heirship case ruled that no incorporator or heirs existed. The Company also has reacquired and canceled 21,787 shares of no par value common stock which have been constructively retired. These shares have not been formally retired and, as such, may be issuable to stockholders of record as of the date of incorporation.

During the year ended June 30, 1999, the Board of Directors approved protection against takeover measures whereby a threat of change of three or more directors in any one year would result in directors threatened with replacement being granted an immediate Class B stock bonus of 5,000 shares if in office as a director ten years or more, and 2,500 shares of Class B stock if in office as a director for less than ten years. The maximum number of shares which could be issued under this agreement at June 30, 2004 is 35,000 shares.

                         Westland Development Co., Inc.

                             June 30, 2004 and 2003

NOTE G - COMMON STOCK - CONTINUED

On July 22, 2004, the Board of Directors approved payment of a $1 per share dividend to be paid on August 24, 2004 to holders of record on August 10, 2004.

NOTE H - SEGMENT INFORMATION

   The Company operates primarily in two industry segments. They are as follows:

     Land: Operations   involve  the  development  and  sale  of  tracts,   both
           residential and commercial. In addition, included are incidental revenues from leasing of grazing rights.

     Rentals: Operations involve rentals from five single-tenant retail store buildings and a portion of the Company's office building.

    Financial information for each industry segment is summarized as follows:

                                          2004                                                     2003
                                                        General                                         General
                               Land        Rentals     corporate     Total       Land        Rentals   corporate     Total
       Revenues             $12,806,804 $ 1,213,190 $          - $14,019,994 $12,646,235 $ 1,214,920  $        -  $13,861,155
       Operating income       7,960,567     757,841   (1,335,966)  7,382,442   8,232,435      798,425 (1,588,009)   7,442,851
       Interest income                -           -      111,456     111,456           -            -     63,265       63,265
       Interest expense               -     418,219       74,616     492,835      36,552      700,583      6,297      743,432
       Income tax expense             -           -    2,889,871   2,889,871           -            -  2,861,438    2,861,438
       Identifiable assets   18,194,550  12,622,674    9,525,924  40,343,148  10,411,181   11,254,842  8,867,462   30,533,485
       Capital expenditures           -   1,662,716       67,118   1,729,834           -            -     10,567       10,567
       Depreciation                   -     294,885       50,114     344,999           -      294,885     48,448      343,333

General corporate assets consist primarily of cash, furniture, equipment and a portion of an office building, of which the remaining portion is included in rentals.

NOTE I - BENEFIT PLANS

The Company has certain defined contribution employee retirement plans that provide for employee and employer contributions. The Company's contribution expense for these plans was approximately $151,000 and $124,000 for 2004 and 2003, respectively.

                         Westland Development Co., Inc.

                             June 30, 2004 and 2003

NOTE J - SALES TO MAJOR CUSTOMERS

    Sales to major customers are summarized as follows:

     During the year ended June 30, 2004, land sales to three customers individually accounted for 21%, 14% and 14% of total revenues.

     During the year ended June 30, 2003, land sales to three customers individually accounted for 38%, 16% and 15% of total revenues.

NOTE K - COMMITMENTS AND CONTINGENCIES

The Company is engaged in various lawsuits either as plaintiff or defendant which have arisen in the conduct of its business which, in the opinion of management, based upon advice of counsel, would not have a material effect on the Company's financial position or results of operations. The Company also has certain claims asserted by other parties in conjunction with land development agreements totaling approximately $1,300,000 with which the Company does not agree. The Company has paid approximately $130,000 and is disputing other charges. The Company has accrued approximately $346,000 as of June 30, 2004 for what it believes are the only valid other charges to the Company. At June 30, 2003, the Company's balance sheet reflected an accrued liability of approximately $200,000 for one-half of the estimated unpaid costs of development by a buyer of a commercial tract of land for which the Company was responsible. The Company believes the buyer has not complied with their contractual obligations and the Company will not pay any remaining amounts until a full accounting and settlement is provided by the buyer. The statute of limitations has expired on this contract. Therefore, the accrued liability was reversed during fiscal year 2004. The ultimate amount to be paid for these claims, if any, is subject to change and management believes such claims may be settled by the conveyance of land to the claimants.

The Company has entered into employment contracts with eight of its key officers and employees for periods from one to five years which are automatically renewed each year for one additional period. In the event of involuntary employee termination, these employees may receive from one to six times their annual compensation. The remaining terms under the agreements range from one to six years and the maximum salaries to be paid under the remaining contract periods are approximately $1,612,000.

The Company has deferred gains for tax reporting for the involuntary conversion of land by govern-mental authorities resulting in deferred tax liabilities. The deferral requires that the Company replace the land with the proceeds of conversion within specified time limits. As of June 30, 2004, the Company must purchase replacement property of at least $496,000 by June 30, 2004 (extension to June 30, 2005 pending), $500,000 by June 30, 2005 and $5,279,000 by June 30,
2006 in order to comply with the requirements of its election for income tax deferral. If replacement property is not purchased, the Company may be required to pay income taxes on the conversions of approximately $200,000, $200,000 and $2,110,000 for the years ended June 30, 2004, 2005 and 2006, respectively.

                         Westland Development Co., Inc.

                             June 30, 2004 and 2003

NOTE L - FINANCIAL INSTRUMENTS

The following table includes various estimated fair value information, which pertains to the Company's financial instruments, and does not purport to represent the aggregate net fair value of the Company. The carrying amounts in the table are the amounts at which the financial instruments are reported in the financial statements.

All of the Company's financial instruments are held for purposes other than trading.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     1.   Cash and Cash Equivalents and Other Receivables

          The carrying amount approximates fair value because either the Company has the contractual right to receive immediate payment or because of short maturities of the financial instruments.

     2.   Real Estate Contract Receivable

          This note receivable is collateralized by real estate and accrues interest at a variable rate. The fair value of the real estate note approximates the carrying amount.

     3.   Notes and Mortgages Payable

          For fixed rate notes and mortgages, the discounted amount of future cash flows using the Company's current incremental rate of borrowing for similar liabilities is used to estimate fair value. The fair value of variable rate notes approximates fair value because the rates adjust to market rate changes.

          The carrying amounts and estimated fair values of the Company's financial instruments at June 30, 2004 are as follows:

                                                   Carrying          Estimated
                                                    amount          fair  value

       Financial assets
           Cash and cash equivalents              $ 8,929,809       $ 8,929,809
           Real estate contract receivable             53,552            53,552
           Other receivables                           24,695            24,695

       Financial liabilities
           Fixed rate notes and mortgages payable   8,112,519         8,723,834
           Variable rate notes payable            $ 6,142,583       $ 6,142,583

                          WESTLAND'S BOARD OF DIRECTORS

SOSIMO S. PADILLA, Chairman of the Board of Directors, Vice President, Assistant Secretary/Treasurer and Director. Member of the Executive Committee. Mr. Padilla is retired from the circulation department of the Albuquerque Publishing Company and was owner/operator of Western Securities Transportation Corporation for over thirty years.

BARBARA PAGE, President, Chief Executive Officer and Director. Chief Financial Officer, Secretary of the Executive Committee. Ms. Page is employed by Westland Development Co., Inc. as its President.

JOE S. CHAVEZ,  Secretary/Treasurer  and  Director.  Member of the Executive and
Disclaimer   Committees.   Mr.  Chavez  is  employed  at  Galles   Chevrolet  in
Albuquerque, New Mexico.

JOSIE G. CASTILLO, Director. Chairman of the Executive Committee and member of the Disclaimer Committee. Ms. Castillo is retired from the Human Services Department of the State of New Mexico.

CHARLES V. PENA, Director. Member of the Executive and Disclaimer Committees. Mr. Pena formerly owned and operated CJ's New Mexican Food Restaurant.

RAY MARES, JR., Director. Mr. Mares is the Owner/Manager of Briteway Services in Albuquerque, New Mexico.

TROY K.BENEVIDEZ, Director. Mr. Benavidez is employed as the State Government Affairs Manager for AstraZeneca Pharmaceuticals, LP, in Albuquerque, New Mexico.

GEORGIA M. BACA, Director. Ms. Baca has been employed by Westland for more than the past 10 years, the past 6 of which she served as Westland's Shareholder Representative. She is the Board's liaison with Shareholders as the Board's shareholder representative.

RANDOLPH M. SANCHEZ, Director. Mr. Sanchez is the Manager of Coronado Center in Albuquerque.

During the year the Company lost two more of its great champions and former Directors when Lee Anaya and David C. Armijo passed away. Also during the year, Mr. Carlos Saavedra retired. All of their counsel and hard work on behalf of the Company will be greatly missed.